EXHIBIT 99.1

Standard Lithium Signs Letter of Intent With Koch Minerals & Trading for Lithium Off-Take and Key Raw Material Procurement

Key Points:

  Develop a market-based pricing mechanism for Koch Minerals & Trading to procure off-take at the Company’s South West Arkansas Project
  Leverage Koch’s global procurement capabilities to assist in sourcing key raw materials
  The Letter of Intent will not impact the Company’s existing or contemplated arrangements with LANXESS

VANCOUVER, British Columbia, Jan. 25, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) (FRA: S5L), an innovative technology and lithium project development company, has signed a Letter of Intent (“LOI”) with Koch Minerals & Trading LLC (“KM&T”) for the purchase of lithium chemical off-take and the procurement of key raw materials. The principal aim of the LOI is to develop a market-based pricing mechanism for KM&T to procure lithium hydroxide (and other lithium chemicals) produced by Standard Lithium at the South West Arkansas Project (See news release dated November 26th 2021). KM&T is also expected to assist the Company with the effective procurement of key raw materials and chemical reagents by leveraging Koch’s expertise, networks and global scale.

With respect to future lithium chemical off-take, this does not affect any off-take arrangements existing or contemplated with LANXESS, related to the proposed future commercial plant(s) at their operating facilities.

“Koch is a significant investor in Standard Lithium, and we are excited to expand on this strategic relationship. Developing a market-based pricing off-take structure with KM&T at our South-West Arkansas project will allow the Company to benefit from the projected high prices for lithium chemicals in the coming decade and beyond,” said Robert Mintak, Standard Lithium’s CEO. “Additionally, the ability to leverage KM&T’s substantial purchasing and commodity trading capabilities to optimize the price, quality and quantity of reagents required to operate the plants in the future, which is meaningful both for financing these projects as well as their successful operation.”

“KM&T is focused on applying its existing trading, marketing and logistics capabilities to lithium and other critical materials of the future. These capabilities help producers optimize the sourcing of key raw materials and marketing of valuable finished products. We are excited about the strategic relationship with Standard Lithium and believe our combined capabilities will create superior value in the lithium value chain,” said Jon Chisholm, vice president of KM&T business development.

Standard Lithium’s flagship project, located in southern Arkansas, is testing and proving the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. Standard Lithium’s technology-focused approach to sustainable project development differentiates it from other lithium mining companies. Its cutting edge “LiSTR” DLE process is key to unlocking a globally significant Smackover lithium resource that is fast, efficient, and environmentally friendly.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

About Koch Minerals and Trading

KM&T is one of the world’s largest trading firms, with marketing, trading and logistics management for millions of tons of product every year. KM&T’s products include fuels, sulfur, wood pulp, fertilizers, metallics, paper products and other vital substances traded throughout a global network of terminals, ports, and other critical assets required to deliver product to over 50 countries. KM&T’s cross-commodity resources bring scale and competitive advantage to the products traded creating superior value.

https://www.kochind.com/

None of the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) or the NYSE American accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the implementation of the Option Plan and the Incentive Plan, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information, contact:
Contact:
LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Koch Industries
Christin Fernandez, Director of Communications
202-879-8546